SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Aviva Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	Yes
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General (Unit Trust Managers) Limited (UTM)
5. Date of the transaction and date on which the threshold is crossed or reached:	13 April 2015
6. Date on which issuer notified:	15 April 2015
7. Threshold(s) that is/are crossed or reached:	L&G (Below 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
Ordinary 25p	105,335,563 (As on 13/04/2015)	Below 3%	Below 3%	-	Below 3%	-

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) ( Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) ( Below 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) ( Below 5% = Total Position) Legal & General (Unit Trust Managers) Limited (Below 5% = UTM)
Legal & General Group Plc (Direct) (L&G) ( Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( Below 5% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) ( Below 5% = LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) ( Below 5% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (Below 5% = LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)
Legal & General Group Plc (Direct and Indirect) (Group) ( Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) ( Below 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) ( Below 5% = Total Position) Legal & General (Unit Trust Managers) Limited (Below 5% = UTM)
Legal & General Group Plc (Direct) (L&G) ( Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( Below 5% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) ( Below 5% = LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) ( Below 5% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (Below 5% = LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 4,045,436,598
14. Contact name:	Amy Williams (LGIM) Kathryn Tait (Aviva plc)
15. Contact telephone number:	029 2035 4097 (LGIM) 0207 662 0818 (Aviva plc)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary